
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 26, 2019

Marcia A. Dall
Executive Vice President and Chief Financial Officer
Churchill Downs Incorporated
600 North Hurstbourne Parkway
Suite 400
Louisville, KY 40222

> **Re: Churchill Downs Incorporated**
> **Form 8-K Furnished March 5, 2019**
> **File No. 001-33998**

Dear Ms. Dall:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services